United States securities and exchange commission logo





                             October 14, 2021

       Jide Zeitlin
       Co-Chief Executive Officer
       bleuacacia ltd
       c/o The Keffi Group Ltd
       500 Fifth Avenue
       New York, New York 10110

                                                        Re: bleuacacia ltd
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed October 5,
2021
                                                            File No. 333-257240

       Dear Mr. Zeitlin:

               We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Registration Statement on S-1

       General

   1. Please update your financial statements to include the interim period ended June 30, 2021.
                                                        Refer to Rule 8-08 of
Regulation S-X.
              You may contact Eric Atallah at (202) 551-3663 or Daniel Gordon at (202) 551-3486 if
       you have questions regarding the comment on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Laura Crotty at
(202) 551-7614 with
       any other questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Valerie Ford Jacob,
Esq.